Exhibit 99.1

Optimi Health Corp. (Nasdaq: OPTH) reports the open market purchase of 3,800 common shares of Optimi Health Corp. at CDN$6.70 by Dane Stevens, Chief Executive Officer of Optimi Health Corp. The purchase was made indirectly through Cathay Visions Enterprises Ltd., a company controlled by Mr. Stevens. on August 5, 2026. Following the transaction, Mr. Stevens beneficially holds 456,347 common shares of Optimi Health Corp.